Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
SIX MONTHS ENDED
JUNE 30, 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The Company focuses on being a major provider of credit to individuals and families in the southeastern United States.  We lend to individuals and families through a network of 199 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.  Our consumer finance activities comprise direct consumer loans, including real estate mortgage loans and retail sales financing.  As is typical for a lending institution, our finance receivables are the most significant portion of our total assets.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life coverage to help assure the remaining loan balances are repaid if borrowers die before the loans are repaid or they may request accident and health coverage to help continue loan payments if borrowers become sick or disabled for an extended period of time.  They may choose property coverage to protect the values of loan collateral against damage, theft or destruction.  We write the various insurance products as an agent for a non-affiliated insurance company.  Our wholly-owned insurance subsidiaries reinsure the insurance written from the non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with the applicable state and federal laws and regulations.

Financial Condition:

An increase in loan originations during the second quarter of 2003 resulted in our net loan receivables (gross loans less unearned finance charges) growing $3.8 million or 2% as of June 30, 2003 as compared to December 31, 2002.  We had previously reported a decline of $4.4 million (2%) in our net loan portfolio during the first quarter of this year.  Additional growth in our loan portfolio is expected for the remainder of the year.

Our cash position declined $1.7 million (8%) and investment securities held by the Company declined $2.3 million (4%) as of June 30, 2003 as compared to the prior year-end. Funding the aforementioned growth in our loan portfolio during the quarter and distributions to the Company's shareholders were major factors contributing to the decline in our cash reserves and investment securities.  Also contributing to the decline were increases in redemptions of the Company's subordinated debt.

The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds   A significant portion of these investment securities have been designated as “available for sale” (61% as of June 30, 2003 and 65% as of December 31, 2002) with any unrealized gain or loss accounted for in the Company’s equity section of its balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated  “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Total liabilities of the Company decreased $2.8 million or 1% as of June 30, 2003 as compared to December 31, 2002.  Disbursement of the prior year's accrued incentive bonus and the Company's annual contribution to the employee profit sharing plan are mainly responsible for the decrease.  A decrease in the Company's debt securities outstanding during the second quarter also contributed to the overall reduction in total liabilities.

Results of Operations:

Net income of the Company rose $1.1 million (45%) and $.5 million (8%) during the quarter and six months ended June 30, 2003, respectively, as compared to the same periods a year ago.  Revenues generated from growth in the loan portfolio and lower operating cost have contributed to the increase in our net income.

Net Interest Income

Our primary source of income is the margin between earnings on loans and investments and interest paid on senior and subordinated debt, which we refer to as our net interest income. Changes in the Company's interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $.3 million (2%) and $.9 million (4%) during the quarter and six months ended June 30, 2003, respectively, as compared to the same periods a year ago.

Although average net receivables grew during the current year, an increase in capitalized loan origination cost lowered the yield on loans, resulting in a small decline in interest income during the quarterly comparable periods.  During the six month comparable periods, interest income rose $.3 million or 1%.

The lower interest rate environment has had a significant impact on our net interest margin during the current year.  Average interest rates on outstanding borrowings decreased from 4.5% for the six months ended June 30, 2002 to 3.6% for the six months ended June 30, 2003, and from 4.4% to 3.5% for the quarters then ended.  Although average debt levels were higher during the three- and six-month periods just ended as compared to the same periods in 2002, the lower interest rate environment has allowed us to reduce the overall borrowing cost on the Company's debt.

Insurance Income

In connection with the consumer finance business, we write credit insurance as an agent for a non-affiliated company specializing in such insurance. Two of our wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the life, the accident and health and the property insurance so written.  An increase in insurance loss ratios and underwriting expenses caused net insurance income to decrease slightly during the quarter and six months just ended as compared to the same periods in 2002.

Provision for Loan Losses

The Company's provision for loan losses reflects the level of net charge-offs and adjustments to the allowance for loan losses which we believe is sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Our provision for loan losses rose $.9 million or 18% during the six-month period ended June 30, 2003 as compared to the six-month period ended June 30, 2002.  Actual net charge-offs increased $1.5 million (34%) during the same comparable periods.  The majority of the increase was due to higher net losses in the first quarter of the year.  During the quarter just ended, the increase in the provision for losses was minimal as compared to the same quarter a year ago.

We continually monitor the credit-worthiness of the loan portfolio.  Additions will be made to the allowance for losses when we deem it appropriate to protect against probable losses in the current portfolio.

Other Operating Expenses

Other operating expenses decreased $.9 million (7%) and $.6 million (2%) during the three- and six-month periods just ended as compared to the same periods in 2002.  These decreases primarily resulted from cost reduction initiatives, increases in the amount of loan origination costs that were capitalized and decreases in claims incurred by the Company's employee health insurance plan.

During the third quarter of 2002, Management selected a new service provider to furnish computer operations for the Company.  We currently use a service bureau to process our loans; however, the service will no longer be offered after 2004.  Various resources have been assigned and preliminary work has begun on the conversion process.  The conversion will be done in two phases.  The first phase involves the conversion of our investment center to the new system.  Our target date for Phase One to be fully functional on the new system is currently scheduled for September 14, 2003.  Our branch office network and accounting system will be converted in Phase Two of the project.  Phase Two has a scheduled completion date of April 30, 2004.  During the first half of 2003, approximately $60,000 has been spent in preparing for conversion.  Costs to network our branch offices and implement the new computer system could have a significant impact on capital expenditures and operating expenses during the remainder of 2003 and during 2004.

Effective income tax rates were 11% and 17% during the six-month periods ended June 30, 2003 and 2002, respectively, and 14% and 15% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.

Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to reduce interest expense during the current year.  We believe rates will remain below prior year levels during the remainder of the year.  There was no change during the six-month period just ended that we expect to have a material impact on our exposure to changes in market conditions. Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2002 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of June 30, 2003 and December 31, 2002, the Company had $18.8 million and $20.5 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of June 30, 2002, the Company had $2,150,803 in demand deposits with Liberty Bank & Trust.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of June 2003 and December 31, 2002, respectively, 87% and 78% of the Company’s cash and cash equivalents and investment securities were maintained in our insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2002, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $18.8 million and $21.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2003 without prior approval of the Georgia Insurance Commissioner is approximately $7.4 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of debt securities.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities program, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $21.0 million and was scheduled to expire on September 25, 2002 on its own terms, but was renewed for an additional one-year term through September 25, 2003.  We anticipate renewing this agreement for another one-year period, on substantially the same terms and conditions, prior to its expiration date; although there can be no assurance that the agreement will be renewed, or if it is renewed, that it will be upon similar terms and conditions.  Available borrowings under the agreement were $21.0 million at June 30, 2003 and December 31, 2002.

Other:

There are four legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been removed to Federal District Court. Management believes that it is too early to assess the Company's potential liability in connection with these suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Recent Accounting Pronouncements:

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards ("SFAS") Nos. 5, 57, and 107, and rescission of FASB Interpretation No. 34.  The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements.  It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee.  The Company adopted the disclosure provisions of FASB Interpretation No. 45 in the fourth quarter of 2002.  In accordance with the interpretation, the Company adopted the remaining provisions of FASB Interpretation No. 45 effective January 1, 2003, and it did not have a material effect on the financial position and results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to fiscal years beginning after June 15, 2003 for variable interest entities acquired before February 1, 2003.  FIN No. 46 will be adopted January 1, 2004 by the Company and, as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption is not expected to have a significant impact on the Company's financial statements.

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include accounting for securities, loans, revenue recognition, the allowance for loan losses, insurance claims reserve and income taxes.  In particular, the Company's accounting policies relating to the allowance for loan losses involve the use of estimates and require significant judgments to be made by Management.  The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral.  Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations.  Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2002 for details regarding all of 1st Franklin's critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in the Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but are not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere in our SEC filings.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2003	2002
	(Unaudited)	(Audited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 18,773,036	$ 20,464,259

LOANS:

Direct Cash Loans

1st Mortgage Real Estate

2nd Mortgage Real Estate

Sales Finance Contracts

Less:

Unearned Finance Charges

Unearned Insurance Premiums and Commissions

Allowance for Loan Losses

Net Loans

	191,741,384 29,216,946 4,381,125 23,625,158 248,964,613 27,875,640 16,248,717 12,597,510 192,242,746	191,818,529 31,532,574 5,080,200 17,788,357 246,219,660 28,893,084 17,048,819 12,195,000 188,082,757

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	35,408,585 22,267,961 57,676,546	38,891,385 21,059,797 59,951,182

OTHER ASSETS	9,743,607	9,759,657

TOTAL ASSETS	$278,435,935	$ 278,257,855

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 138,196,188	$ 135,429,216
OTHER LIABILITIES	13,244,098	15,829,091
SUBORDINATED DEBT	43,817,140	46,777,837
Total Liabilities	195,257,426	198,036,144

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

June 30, 2003 and December 31, 2002

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,433,302	1,394,029
Retained Earnings	81,575,207	78,657,682
Total Stockholders' Equity	83,178,509	80,221,711

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$278,435,935	$ 278,257,855

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended		Six Months Ended
	June 30		June 30
	(Unaudited)		(Unaudited)
	2003	2002	2003	2002

INTEREST INCOME	$15,691,114	$ 15,698,600	$31,238,332	$ 30,946,644
INTEREST EXPENSE	1,665,065	1,997,410	3,414,353	4,088,066
NET INTEREST INCOME	14,026,049	13,701,190	27,823,979	26,858,578

Provision for Loan Losses	3,341,344	3,319,665	6,079,382	5,154,079

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,684,705	10,381,525	21,744,597	21,704,499

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	6,549,783 1,441,061 5,108,722	6,468,002 1,231,109 5,236,893	13,297,006 2,845,887 10,451,119	12,951,992 2,416,972 10,535,020

OTHER REVENUE	175,490	185,132	347,624	387,652

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	6,887,878 1,770,370 3,276,875 11,935,123	8,045,793 1,674,266 3,131,140 12,851,199	14,955,814 3,536,746 6,739,414 25,231,974	15,950,253 3,316,628 6,561,990 25,828,871

INCOME BEFORE INCOME TAXES	4,033,794	2,952,351	7,311,366	6,798,300

Provision for Income Taxes	461,081	494,972	1,051,502	1,008,200

NET INCOME	3,572,713	2,457,379	6,259,864	5,790,100

RETAINED EARNINGS, Beginning of Period	81,240,833	73,603,963	78,657,682	70,271,242
Distributions on Common Stock	3,238,339	9,500	3,342,339	9,500
RETAINED EARNINGS, End of Period	$81,575,207	$76,051,842	$ 81,575,207	$ 76,051,842

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 shares Outstanding all periods	$21.02 $21.02	$14.46 $14.46	$36.82 $36.82	$34,06 $34.06

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	March 31
	(Unaudited)
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 6,259,864	$ 5,790,100

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred (Prepaid) Income Taxes

Other, net

Decrease in miscellaneous assets

Increase in Accounts Payable and Accrued Expenses

Net Cash Provided

	6,079,382 667,605 62,476 (7,347) 9,777 (2,570,729) 10,501,028	5,154,079 670,213 (106,459) 92,373 770,619 (765,150) 11,605,775

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Purchases of marketable debt securities

Principal payments on securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Other, net

Net Cash Used

	(83,289,140) 73,049,769 (6,877,735) 83,492 2,893,910 6,159,500 (675,983) (8,656,187)	(76,615,022) 65,667,208 (8,258,443) 92,548 -- 6,352,400 (551,622) (13,312,931)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash (Used) Provided	2,766,972 3,057,211 (6,017,908) (3,342,339) (3,536,064)	2,254,062 2,898,857 (4,762,299) (9,500) 381,120

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,691,223)	(1,326,036)

CASH AND CASH EQUIVALENTS, beginning	20,464,259	26,443,827

CASH AND CASH EQUIVALENTS, ending	$ 18,773,036	$ 25,117,791

Cash Paid during the period for: Interest Income Taxes	$ 3,425,873 1,365,500	$ 4,122,522 1,387,000

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 - Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2002 and for the year then ended included in the Company's December 31, 2002 Annual Report.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2003 and December 31, 2002, the results of its operations for the six months ended June 30, 2003 and 2002, and its cash flows for the six months ended June 30, 2003 and 2002.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Impact of Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards ("SFAS") Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34.  The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements.  It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee.  The Company adopted the disclosure provisions of FASB Interpretation No. 45 in the fourth quarter 2002.  In accordance with the interpretation, the Company adopted the remaining provisions of FASB Interpretation No. 45 effective January 1, 2003, and it did not have a material effect on the financial position and results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to fiscal years beginning after June 15, 2003 for variable interest entities acquired before February 1, 2003.  FIN 46 will be adopted January 1, 2004 by the Company and as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption is not expected to have a significant impact on the financial statements.

Note 3 - Allowance for Loan Losses
An analysis of the allowance for the six month periods ended June 30, 2003 and 2002 is shown in the following table:
	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 12,195,000 6,079,382 (7,901,945) 2,225,073 $ 12,597,510	$ 10,171,907 5,154,079 (6,181,287) 1,958,508 $ 11,103,207

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Note 4 - Marketable Debt Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of June 30, 2003		As of December 31, 2002
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury Securities And obligations of U.S. government Corporations and Agencies Obligations of states and Political subdivisions Corporate securities	$ 7,750,411 25,231,241 637,647 $ 33,619,299	$ 7,996,563 26,568,669 843,353 $ 35,408,585	$ 7,121,995 29,076,145 888,763 $ 37,086,903	$ 7,378,822 30,499,223 1,013,340 $ 38,891,385
Held to Maturity: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 4,222,928 17,034,824 1,010,209 $ 22,267,961	$ 4,364,900 17,985,788 1,093,075 $ 23,443,763	$ 3,684,061 16,104,892 1,270,844 $ 21,059,797	$ 3,848,894 16,764,863 1,354,914 $ 21,968,671

Note 5 – Commitments and contingencies

There are four legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been moved to Federal District Court, and action is being taken to compel arbitration. Management believes that it is too early to assess the Company's potential liability in connection with these suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 14% and 15% during the six-month periods ended June 30, 2003 and 2002, respectively, and 11% and 17% during the three-month periods then ended.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.  Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Note 7 – Other Comprehensive Income

Comprehensive income was $3,602,947 and $6,299,137 for the three- and six-month periods ended June 30, 2003, respectively, as compared to $1,412,854 and $6,103,776 for the same periods in 2002.

Accumulated other comprehensive income consists solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $30,234 and $39,273 in accumulated other comprehensive income for the three- and six-month periods ended June 30, 2003, respectively.  During the same prior year periods, the Company recorded $431,907 and $313,676, respectively, in accumulated other comprehensive income.

Note 8 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  The Company also had $2,150,803 in demand deposits with Liberty at June 30, 2003.

The Company also engages from time to time in other transactions with related parties.  Please refer to the "Related Parties" disclosure in our Annual Report on Form 10-K as of and for the year ended December 31, 2002 for additional information on related party transactions.

Note 9 - Segment Financial Information
The following table summarizes assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 6/30/03 3 Months ended 6/30/02 6 Months ended 6/30/03 6 Months ended 6/30/02	$ 2,809 2,425 5,553 4,757	$ 6,844 6,773 13,805 13,677	$ 6,643 6,363 13,346 12,924	$ 3,381 3,041 6,578 5,915	$ 2,280 1,933 4,523 3,723	$ 21,957 20,535 43,805 40,996
Segment Profit (Loss): 3 Months ended 6/30/03 3 Months ended 6/30/02 6 Months ended 6/30/03 6 Months ended 6/30/02	$ 590 592 1,160 1,265	$ 2,989 2,878 6,131 5,990	$ 2,791 2,316 5,864 5,374	$ 1,298 1,100 2,507 2,205	$ 413 374 876 775	$ 8,081 7,260 16,538 15,609
Segment Assets: 6/30/03 6/30/02	$ 26,708 22,489	$ 66,130 65,621	$ 63,867 59,781	$ 34,202 28,703	$ 20,629 16,967	$ 211,536 193,561

		3 Months Ended 6/30/03 (in 000's)	3 Months Ended 6/30/02 (in 000's)	6 Months Ended 6/30/03 (in 000's)	6 Months Ended 6/30/02 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income Taxes not allocated		$ 8,081 (2,062) (1,985) (461) $ 3,573	$ 7,260 586 (4,894) (495) $ 2,457	$ 16,538 (1,768) (7,458) (1,052) $ 6,260	$ 15,609 874 (9,685) (1,008) $ 5,790

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BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J.Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

SUPERVISORS
Bert Brown	Shelia Garrett	Jeff Lee	Melvin Osley
Ronald Byerly	Brian Gray	Tommy Lennon	Dale Palmer
Debbie Carter	Renee Hebert	Mike Lyles	Hilda Phillips
Rick Childress	Jack Hobgood	Jimmy Mahaffey	Henrietta Reathford
Bryan Cook	Bruce Hooper	Roy Metzger	Michelle Rentz
Jeremy Cranfield	Jerry Hughes	Brian McSwain	Gaines Snow
Joe Daniel	Janice Hyde	Harriet Moss	Les Snyder
Donald Floyd	Judy Landon	Mike Olive	Marc Thomas

BRANCH OPERATIONS

ALABAMA
Alexander City	Clanton	Fayette	Jasper	Pelham	Sylacauga
Andalusia	Cullman	Florence	Moulton	Prattville	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Athens	Dothan	Hamilton	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Huntsville (2)	Ozark	Selma
Center Point

GEORGIA
Adel	Carrollton	Dalonega	Griffin (2)	McDonough	Stockbridge
Albany	Cartersville	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cedartown	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Chatsworth	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Athens (2)	Clarkesville	Douglasville	Helena	Monticello	Thomaston
Bainbridge	Claxton	East Ellijay	Hinesville (2)	Moultrie	Thomson
Barnesville	Clayton	Eastman	Hogansville	Nashville	Tifton
Baxley	Cleveland	Eatonton	Jackson	Newnan	Toccoa
Blakely	Cochran	Elberton	Jasper	Perry	Valdosta (2)
Blue Ridge	Colquitt	Forsyth	Jefferson	Pooler	Vidalia
Bremen	Commerce	Fort Valley	Jesup	Richmond Hill	Villa Rica
Brunswick	Conyers	Gainesville	LaGrange	Rome	Warner Robins
Buford	Cordele	Garden City	Lavonia	Royston	Washington
Butler	Cornelia	Georgetown	Lawrenceville	Sandersville	Waycross
Cairo	Covington	Glennville	Madison	Savannah	Waynesboro
Calhoun	Cumming	Greensboro	Manchester	Statesboro	Winder
Canton	Dallas

LOUISIANA
Alexandria	Franklin	Lafayette	Marksville	Natchitoches	Opelousas
Crowley	Houma	Leesville	Morgan City	New Iberia	Pineville
DeRidder	Jena

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Bay St. Louis	Grenada	Hazlehurst	Kosciusko	Newton	Picayune
Carthage	Gulfport	Houston	Magee	Oxford	Tupelo
Columbia	Hattiesburg	Jackson	McComb	Pearl	Winona
Forest

SOUTH CAROLINA
Aiken	Conway	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Dillon	Greenwood	Lugoff	Orangeburg	Summerville
Cayce	Easley	Greer	Marion	Rock Hill	Sumter
Chester	Florence	Lancaster	Newberry	Seneca	Union
Clemson	Gaffney	Laurens	North Augusta	Simpsonville	York
Columbia

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman

Lorene M. Cheek Homemaker

Jack D. Stovall President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Area Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 3500 SunTrust Plaza 303 Peachtree Street, N.E. Atlanta, Georgia 30308-3242

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303